SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -----------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              DATED AUGUST 5, 2004

                                  -----------
                        Commission File Number: 001-14666
                                  -----------

                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)
                                   -----------

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
                                  -----------



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F          X                       Form 40-F
                                   ----                                   ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                                        No            X
                                   ----                                   ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                                         No           X
                                   ----                                   ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No           X
                                   ----                                   ---

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection  with Rule 12g3-2(b):  82-    N/A
                                                       ---

                                      INDEX



Press Release of Ispat International N.V., dated August 5, 2004, regarding financial results of Ispat International N.V. for the second quarter of 2004.

                                [GRAPHIC OMITTED]

For Immediate Release: Rotterdam, August 5, 2004

                     ISPAT INTERNATIONAL N.V. REPORTS RECORD
                        RESULTS FOR SECOND QUARTER 2004

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a record net income of $325 million or $2.75 per share for the second quarter of 2004 as compared to a net income of $14 million or $0.11 per share for the second quarter of 2003. In the first quarter of 2004, the net income was $102 million or $0.85 per share. The results for this quarter, in fact, exceeded the best ever annual results achieved so far.

Consolidated sales and operating income for the second quarter were $2.1 billion and $426 million, respectively, as compared to $1.4 billion and $58 million, respectively, for the second quarter of 2003; and $1.8 billion and $158 million respectively for the first quarter of 2004.

Total steel shipments were approximately 4.1 million tons(1), which represented an increase of approximately 2% over the second quarter of 2003 and a decrease of approximately 4% over the first quarter of 2004.

For the six-month period January-June 2004, Ispat International N.V.'s net income was $427 million or $3.60 per share as compared to net income of $65 million or $0.52 per share for the six-month period January-June 2003.

Consolidated sales and operating income for the six month period January-June 2004 were $3.9 billion and $584 million respectively, compared to $2.7 billion and $133 million respectively for the six-month period January-June 2003.

Total steel shipments for the six-month period January-June 2004 were 8.3 million tons, an increase of 6% compared to the six-month period January-June 2003.

The improved earnings were primarily due to strong demand for our products across all markets. Our average price realization in the second quarter 2004 improved by 43% compared to the second quarter of 2003 and by 25% compared to the first quarter of 2004, driven by higher base selling prices, raw material surcharges and improved product mix. For the six-month period January-June 2004, average price realization was 30% higher than the corresponding period of 2003.

---------------------
(1) The term "ton" means a short ton (ST). One short ton is equal to 2,000 pounds.

The situation with respect to availability and procurement prices of key raw materials such as iron ore, scrap, coke and natural gas continued to remain challenging. However, Ispat International was able to manage the situation successfully, thereby maintaining shipments and customer service levels. Overall, cost per ton during the quarter was higher by 23% as compared to the second quarter of 2003 and by 9% compared to the first quarter of 2004. Cost per ton during the six-month period January-June 2004 was higher by 18% compared to the corresponding period of 2003.

There were no material unusual or one-time items during the quarter. Selling, general and administrative expenses were marginally higher due to higher levels of sales activity, as well as higher costs of logistics. Other income included a gain from the sale of environmental credits at Ispat Inland. Net interest expense was higher mainly due to the costs related to the issue of bonds by Ispat Inland to refinance the previous term loan.

Details of Shipments, Sales and Operating Income at our main operating subsidiaries were as follows:


------------------------------- ------------------------------ ---------------
Shipments
Subsidiary                           Q2 2004          Q2 2003        Q1 2004
                                     000'Tons         000'Tons       000'Tons
------------------------------- ------------- ---------------- ---------------
US and Canadian Operating              1,801            1,785           1,825
Subsidiaries
Ispat Europe Group                     1,000              940           1,125
Other Subsidiaries                     1,256            1,235           1,274
------------------------------- ------------- ---------------- ---------------

------------------------------- ------------------------------ ---------------
Sales
Subsidiary                           Q2 2004          Q2 2003        Q1 2004
                                   $ Million        $ Million       $ Million
------------------------------- ------------- ---------------- ---------------
US and Canadian Operating              1,010              714             853
Subsidiaries
Ispat Europe Group                       509              373             496
Other Subsidiaries                       590              323             406
------------------------------- ------------- ---------------- ---------------

------------------------------- ------------------------------ ---------------
Operating Income
Subsidiary                           Q2 2004          Q2 2003        Q1 2004
                                   $ Million        $ Million       $ Million
------------------------------- ------------- ---------------- ---------------
US and Canadian Operating                167             (20)              95
Subsidiaries
Ispat Europe Group                        54               15               5
Other Subsidiaries                       205               63              58
------------------------------- ------------- ---------------- ---------------

For the six month period January - June:
----------------------------------------
------------------------------- ------------------------------
Shipments
Subsidiary                        Six Months              Six
                                        2004      Months 2003
                                    000'Tons         000'Tons
------------------------------- ------------- ----------------
------------------------------- ------------- ----------------
US and Canadian Operating              3,627            3,433
Subsidiaries
Ispat Europe Group                     2,126            1,941
Other Subsidiaries                     2,528            2,418
------------------------------- ------------- ----------------

------------------------------- ------------------------------
Sales
Subsidiary                        Six Months              Six
                                        2004      Months 2003
                                   $ Million        $ Million
------------------------------- ------------- ----------------
US and Canadian Operating              1,862            1,410
Subsidiaries
Ispat Europe Group                      1006              731
Other Subsidiaries                       996              597
------------------------------- ------------- ----------------

------------------------------- ------------------------------
Operating Income
Subsidiary                        Six Months              Six
                                        2004      Months 2003
                                   $ Million        $ Million
------------------------------- ------------- ----------------
US and Canadian Operating                262               31
Subsidiaries
Ispat Europe Group                        60               26
Other Subsidiaries                       262               76
------------------------------- ------------- ----------------

Liquidity continues to improve. During the second quarter of 2004, working capital increased by $117 million, mainly due to higher levels of inventories and receivables driven by higher levels of costs and selling prices. The underlying physical levels (represented by number of days' working capital) remained largely unchanged. During the six month period January-June 2004, working capital increased by $275 million.

Capital expenditure during the quarter was $35 million and during the six months of 2004 was $56 million.

As at June 30, 2004, the Company's cash and cash equivalents were $143 million ($80 million at December 31, 2003 and $104 million at March 31, 2004). In addition, the Company's operating subsidiaries had available borrowing capacity of $223 million as at June 30, 2004. The comparable number was $236 million as at March 31, 2004 and $143 million as at December 31, 2003.

During the second quarter 2004, the Company reduced net debt by $248 million, consisting of reduction of borrowings by $209 million, largely by prepaying long-term debt at its subsidiaries, and increase of $39 million in cash and cash equivalents. During the six-month period January-June 2004, borrowings was reduced by $160 million and net debt was reduced by $223 million.

Total debt at the end of the quarter - which includes both long and short-term debt, as well as borrowings under working capital credit facilities - was $2.1 billion, as compared to $2.3 billion at the end of the first quarter of 2004.

During the quarter, the Company purchased 2 million of its own shares from the market under the previously announced share buy back program at an average price of $12 per share. During the six-month period January-June 2004, the number of its own shares purchased under this program was 5.3 million and the average price was $10.25 per share.

Outlook for third quarter 2004
------------------------------

The Company expects continued strong demand in all its principal markets. However, third quarter shipments are traditionally lower due to seasonal factors. The Company expects improved selling prices across all product segments and flat to somewhat reduced shipments compared to second quarter. On the other hand, there is likely to be continued pressure on availability and cost of all major inputs.

Working capital is expected to increase due to increases in input prices and sales. Capital expenditure is expected to be slightly higher in the third quarter than in the second. A key milestone during the third quarter will be the pre-commissioning trials at the new degasser facility in Mexico.

Ispat Inland's labor contract has been extended until August 15, 2004 by mutual agreement between Ispat Inland and the United Steelworkers of America (USWA). The contract was originally scheduled to expire on July 31, 2004. The Company is hopeful that Ispat Inland will be able to finalize a new agreement with the USWA. However, if such agreement does not take place, the existing agreement contains provisions for recourse to binding interest arbitration, without any disruption to operations.

Overall, the Company expects to benefit from strong market conditions for its products. The third quarter is expected to be a better quarter than the second.

The summary consolidated financial and other information, including accounts of Ispat International N.V. ("Ispat International" or "the Company") and its consolidating subsidiaries are prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Quantitative information on total shipments of steel products includes inter-company shipments.

Ispat International N.V. is one of the largest and most global steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products sold mainly in the North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International N.V. is a member of the LNM Group.

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations and actual results may differ materially from these expectations. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings

Additionally, the Company has made, and may continue to make, including in (but not limited to) this Press Release, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking forward beyond the second quarter of 2004 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited                   Citigate Financial Intelligence
T.N. Ramaswamy                                John McInerney / Jessica Wolpert
Director, Finance                             Investor Relations
+ 44 20 7543 1174                             +1 201 499 3535 / +1 201 499 3533

                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP
--------------------------------------------------------------------------- ---------------------------------------
                                                                                            As at
                                                                                 June 30,          December 31,
In millions of U.S. Dollars                                                        2004                2003
                                                                                (Unaudited)          (Audited)


ASSETS
Current Assets
   Cash and cash equivalents, including short term investments                             $143                $80
   Trade accounts receivable - net                                                          695                507
   Inventories                                                                              947                828
   Prepaid expenses and other                                                               119                105
   Deferred tax assets                                                                       54                 30
                                                                                          -----              -----
   Total Current Assets                                                                   1,958              1,550

Property, plant and equipment - net                                                       3,028              3,091
Investments in affiliates and Joint Ventures                                                262                252
Deferred tax assets                                                                         454                535
Intangible pension assets                                                                   112                117
Other assets                                                                                110                 90
                                                                                          -----              -----
Total Assets                                                                             $5,924             $5,635
                                                                                          =====              =====

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of long-term debt                                  $167               $363
   Trade accounts payable                                                                   629                577
   Accrued expenses and other current liabilities                                           524                492
   Deferred tax liabilities                                                                  32                 28
                                                                                          -----              -----
   Total Current Liabilities                                                              1,352              1,460

Long term debt including affiliates                                                       1,950              1,914
Deferred tax liabilities                                                                    106                 74
Deferred employee benefits                                                                1,883              1,906
Other long term obligations                                                                 115                132
                                                                                          -----              -----
Total Liabilities                                                                         5,406              5,486

Shareholders' equity
   Common shares                                                                              7                  7
   Treasury stock                                                                         (150)              (110)
   Additional paid-up capital                                                               576                586
   Retained earnings                                                                        635                207
   Cumulative other comprehensive income                                                  (550)              (541)
                                                                                          -----              -----
Total Shareholders' equity                                                                  518                149
                                                                                          -----              -----
Total Liabilities and Shareholders' Equity                                               $5,924             $5,635
                                                                                          =====              =====


--------------------------------------------------------------------------- -------------------- ------------------

                                                      CONSOLIDATED FINANCIAL
                                               & OTHER INFORMATION AS PER U.S. GAAP

----------------------------------------------------------------------------- ------------------------ ---- -----------------------
                                                                                    For the Second                For the Six
                                                                                 Quarter Ended June 30,           Months Ended
                                                                                                                   June 30,
In millions of U.S. Dollars, except share, per share and other data                 2004         2003            2004         2003
                                                                               (Unaudited)  (Unaudited)     (Unaudited)  (Unaudited)
STATEMENT OF INCOME DATA
Sales                                                                              2,109        1,410           3,864        2,738
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                      1,588        1,263           3,090        2,430
   Depreciation                                                                       48           46              99           91
   Selling, general and administrative expenses                                       47           43              91           84

                                                                              ----------- ------------      ---------- ------------
                                                                                   1,683        1,352           3,280        2,605
Operating income (loss)                                                              426           58             584          133
Operating margin                                                                   20.2%         4.1%           15.1%         4.9%
Other income (expense) - net                                                          11            -              37           20
Financing costs:
   Interest (expense)                                                               (47)         (41)            (88)         (85)
   Interest income                                                                     -            4               1            7
   Net gain (loss) from foreign exchange                                               3          (8)               2          (2)
                                                                              ----------- ------------      ---------- ------------

                                                                                    (44)         (45)            (85)         (80)
Income (loss) before taxes                                                           393           13             536           73

Income tax expense (benefit):
   Current                                                                            12            5              16            9
   Deferred                                                                           56          (6)              93          (3)
                                                                              ----------- ------------      ---------- ------------

                                                                                      68          (1)             109            6
                                                                              ----------- ------------      ---------- ------------

Net income before change in accounting principle                                     325           14             427           67
Cumulative effect of change in accounting principle                                    -            -               -          (2)
                                                                              ----------- ------------      ---------- ------------

Net income (loss)                                                                   $325          $14            $427          $65
                                                                              ----------- ------------      ---------- ------------


Basic and diluted earnings per common share                                         2.75         0.11            3.60         0.52
Weighted average common shares outstanding (in millions)                             118          122             118          122

OTHER DATA
Total shipments of steel products including inter-company shipments
(thousands of tons)                                                                4,057        3,960           8,281        7,792

----------------------------------------------------------------------------- ----------- ------------ ---- ---------- ------------


                                   CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP
---------------------------------------------------------------------- -------------------------- --- ------------------------
                                                                        For the Second Quarter              For the Six
                                                                                 Ended                     Months Ended
                                                                               June 30,                      June 30,
In millions of U.S. Dollars                                               2004         2003              2004         2003
                                                                       (Unaudited)   (Unaudited)      (Unaudited)  (Unaudited)
Operating activities:
Net income                                                                    325             14              427          65

Adjustments required to reconcile net income to net cash provided from operations:
   Depreciation                                                                48             46               99          91
   Deferred employee benefit costs                                            (7)              6             (13)          12
   Net foreign exchange loss (gain)                                           (2)              5              (2)           1
   Deferred income tax                                                         55            (5)               94         (2)
   Undistributed earnings from joint ventures                                (17)            (4)             (44)        (19)
   Other operating expenses                                                     8              6              (2)           1
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
   Trade accounts receivable                                                 (65)           (30)            (200)         (7)
   Inventories                                                               (99)             24            (130)         (2)
   Prepaid expenses and other assets                                           19              1             (17)        (31)
   Trade accounts payable                                                    (19)           (45)               47        (64)
   Accrued expenses and other liabilities                                      47             24               25          28
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------
Net cash provided (used) by operating activities                              293             42              284          73
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------
Investing activities:
   Purchase of property, plant and equipment                                 (35)           (37)             (56)        (56)
   Proceeds from sale of assets and investments including affiliates            -              -               18          18
   Investments in affiliates and joint ventures                                 9              3               17          14
   Other investing activities                                                   2              -                2           -
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------
Net cash provided (used) by investing activities                             (24)           (34)             (19)        (24)
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------
Financing activities:
   Proceeds from payable to banks                                             603            955            1,533       1,671
   Proceeds from long-term debt including from affiliates                      36              6              890          44
   Payments of payable to banks                                             (600)          (896)          (1,613)     (1,638)
   Payments of long-term debt including affiliates                          (247)           (73)            (960)       (131)
   Purchase of treasury stock                                                (24)            (7)             (54)         (9)
   Capital contribution                                                         -              -              (2)           -
   Sale of treasury stock                                                       2              -                4           -
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------
Net cash provided (used) by financing activities                            (230)           (15)            (202)        (63)
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------
Net increase (decrease) in cash and cash equivalents                           39            (7)               63        (14)
Effect of exchange rate changes on cash                                         -              1                -           2
Cash and cash equivalent:
   At the beginning of the period                                             104             71               80          77
   At the end of the period                                                   143             65              143          65
---------------------------------------------------------------------- ----------- -------------- --- ------------ -----------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 5, 2004
                                                     ISPAT INTERNATIONAL N.V.


                                                     By:  /s/ Bhikam C. Agarwal
                                                        -----------------------
                                                        Bhikam C. Agarwal
                                                        Chief Financial Officer